June 27, 2013

Amanda Ravitz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated May 24, 2013, regarding
Security Devices International Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed May 9, 2013
File No. 333-187138

Dear Ms. Ravitz:

This letter responds to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the May 24, 2013 letter regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1. Amendment No. 3 to the Registration Statement on Form S-1 filed on March 8, 2013 with the United States Securities and Exchange Commission is being filed concurrently herewith (“Amendment No. 3”).

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Defined terms used herein but not otherwise defined have the meaning ascribed to them in Amendment No. 3.

Our responses are as follows: Prospectus Cover Page Staff Comment No. 1.

We note your response to our comment 3 that U.S. investors’ funds may be collected by the company prior to the closing of the offering, and we note your response to prior comment 10 that there will be no escrow of funds collected from United States purchasers. Please state explicitly on the cover page that the U.S. investors’ funds will not be escrowed, disclose whether you intend to segregate the U.S. investors’ funds from the company’s own funds, and provide appropriate risk factor disclosure. Provide similar cover page and, if necessary, risk factor disclosure, as to whether U.S. investors’ funds will be returned in the event that the Canadian minimum offering condition is not satisfied. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Mary Beth Breslin
June 27, 2013

Security Devices International Inc.’s Response:

The Company has determined that it will not offer or sell any securities in the United States or to U.S. Persons under the Offering. As such, we have removed disclosure regarding handling of United States investors’ funds since none will be collected.

Staff Comment No. 2.

We note your revisions in response to previous comment 4; however, in light of the fact that (1) you are registering the entire offering in the United States, and (2) the entire offering, including the offers and sales occurring in the U.S., is conditioned on a minimum amount being sold in Canada, it appears that the Canadian placement agent may be participating in a distribution of the shares in the United States. Under Section 2(a)(11) of the Securities Act, the term “underwriter” may include any person who participates or has a direct or indirect participation in the distribution of a security. Thus, the limitation of the placement agent’s selling efforts to Canada is not determinative as to whether the placement agent is an “underwriter” of the U.S. offering. Please provide a detailed legal analysis as to whether the placement agent should be considered an underwriter within the meaning of Section 2(a)(11), citing all authority on which you rely.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure on the cover page and in the plan of distribution to state that the Canadian Agent is acting as an underwriter for the Offering.

Staff Comment No. 3.

Refer to our previous comment 7. Please note that a statement that the offering will terminate “not more than 180 days from the date of the filing of the final prospectus in Canada” is not sufficient to satisfy the requirement to disclose the specific date on which the offering will terminate. Please revise to disclose the specific date that the offering will terminate. See Rule 501(b)(8)(iii) of Regulation S-K. Also, please clarify how investors will be informed of any extension of the offering in the event the minimum offering condition is not satisfied within 90 days of the filing of a final prospectus in Canada or if an amendment to the final prospectus is filed in Canada.

Security Devices International Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure on the cover page and in the prospectus summary to state that the Offering will terminate no later than December 27, 2013.

* * * * *

Security Devices International Inc. hereby acknowledges that:

Mary Beth Breslin
June 27, 2013

  Security Devices International Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Security Devices International Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (202) 756-1960 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Security Devices International Inc.

/s/ Gregory Sullivan
Gregory Sullivan
Chief Executive Officer

cc:	Richard Raymer, Dorsey & Whitney LLP